SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:	Protective NY Variable Life Separate Account

Address of Principal Business Office:	2801 Highway 280 South
Birmingham, AL 35223

Telephone Number:	(205) 268-1000

Name and Address of Agent for Service of Process:	Brandon Cage
Protective Life and Annuity Insurance Company
2801 Highway 280 South
Birmingham, AL 35223

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:          ☒ Yes      ☐ No

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on behalf of the registrant in the city of Birmingham and state of Alabama on the 5th day of February, 2025.

Protective NY Variable Life Separate Account

By Protective Life and Annuity Insurance Company

By:	/s/ Richard J. Bielen
Richard J. Bielen
President and Chief Executive Officer

Attest:	/s/ Brandon Cage
Brandon J. Cage
Vice President and Managing Counsel